UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67919

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Demeter Advisory Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1508 Bay Road #511

(No. and Street)

Miami Beach	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Menashe	415-828-5482	menashe@demeteradvisorygroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP

(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

2/10/2009		3223	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Jeff Menashe</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Demeter Advisory Group, LLC</u>, as of <u>December 31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Demeter Advisory Group, LLC

December 31, 2025

Table of Contents


Report of the Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Demeter Advisory Group, LLC (the "Company ") as of December 31, 2025 and the related statement of operations, changes in Member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240. 17a-5. In our opinion, the supplemental information contained in schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP.

Mercurius & Associates LLP

We have served as Company's Auditor since 2024.

New Delhi, India
Date: February 20, 2026



Demeter Advisory Group, LLC

Statement of Financial Condition

December 31, 2025

Assets		
Cash	$	63,984
Prepaid expenses		4,177
Total Assets	$	68,161
Liabilities and Member's Equity		
Accrued expenses	$	8,056
Total Liabilities		8,056
Member's Equity		60,105
Total Liabilities and Member's Equity	$	68,161

Demeter Advisory Group, LLC

Statement of Income

For the Year Ended December 31, 2025

Revenue		
Investment banking fees	$	820,000
Client reimbursed expense income		26,354
Total Revenue		846,354
Expenses		
Professional fees		18,695
Regulatory fees		3,816
Client reimbursable expenses		26,354
Other operating expenses		6,950
Total Expenses		55,815
Net Income	$	790,539

Demeter Advisory Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2025

Member's Equity, January 1, 2025	$	48.566
Distributions		(779.000)
Net income		790.539
Member's Equity, December 31, 2025	$	60,105

Demeter Advisory Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2025

Cash Flows from Operating Activities		
Net income	$	790,539
Adjustments to reconcile net income		
to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses		(111)
Increase (decrease) in:		
Accrued expenses		1,777
Deferred revenue		(10,000)
Net Cash Provided by Operating Activities		782,205
Cash Flows from Financing Activities		
Distributions		(779,000)
Net Cash Used in Financing Activities		(779,000)
Net Increase in Cash		3,205
Cash at beginning of year		60,779
Cash at End of Year	$	63,984

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2025

1. **Organization**

   Demeter Advisory Group, LLC (the "Company") was organized as a California limited liability company in March 2008 and converted to a Florida limited liability company in December 2022. The Company is owned by its sole member, Demeter Group Holdings, LP ("DGH"), and currently operates in Miami Beach, FL. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer registered with the Securities and Exchange Commission and engages in mergers and acquisitions and private placement advisory services on a fee basis.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. As of December 31, 2025, there were no cash equivalents.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

   The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the Statement of Income. As of December 31, 2025, there were no receivables and no allowance was deemed necessary.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. At December 31, 2025, the Company has no assets or liabilities that are required to be adjusted to fair value on a recurring basis.

   Income Taxes
   The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal income taxes is included in these financial statements. However, the statements include $2,500 to the State of California for LLC fees and taxes. The Company is no longer subject to examination by taxing authorities for tax years before 2021.

   Recent Accounting Pronouncements
   There were no new accounting pronouncements relevant for the year ended December 31, 2025 that we believe would have a material impact on our financial position or results of operations.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2025

3. **Revenue from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price").

In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when, to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. Noncash consideration is reflected in the transaction price at its fair value measured at contract inception unless determined to be variable consideration. When the fair value cannot be easily determined, the transaction price is the estimated selling price of the promised goods or services.

The following provides detailed information on the recognition of revenue from contracts with customers:

Investment Banking Fees
Deliverable Fees are fixed fees, recognized when the defined project deliverable is provided to the client. Advisory fees from merger and acquisition engagements are fixed fees, provided on an ongoing basis over a given time period or until a specified event occurs, and recognized on a monthly basis as the services are provided.

Disaggregation of Revenue
The following table presents the Company's revenue from contracts with customers by business activity for the year ended December 31, 2025:

Revenue from contracts with customers:	
Investment banking fees–deliverable fees	$ 225,000
Investment banking fees–advisory fees	595,000
Reimbursed expense income	26,354
Total	$ 846,354

3. **Revenue from Contracts with Customers (continued)**

    Contract Balances
    Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. As of January 1, 2025 and December 31, 2025, there were no amounts receivable.

    Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to advisory fees and retainer fees received in investment banking engagements. Deferred revenue related to contracts with customers totaled $10,000 at January 1, 2025 and $0 at December 31, 2025.

    Contract Costs
    Direct costs associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2025, there were $26,354 in reimbursable expenses and $26,354 in reimbursed expense income. At January 1, 2025 and December 31, 2025 there were no capitalized contract costs.

4. **Related Party Transactions**

    The Company has an expense-sharing agreement with DGH, under which DGH provides office space and covers most overhead expenses for the Company. During 2025, DGH paid a total of $214,480 on behalf of the Company. The Company has no obligation to reimburse or compensate DGH. Accordingly, the Company's results of operations and financial position differ from those that would have been obtained if the entities were autonomous.

    The Company also reimburses DGH for clients' out-of-pocket expenses related to the engagements. These expenses, initially incurred by DGH, are then invoiced to by the Company to the client. Upon receipt, a corresponding payment is made to DGH in the amount paid by the client.

5. **Risk Concentration and Contingencies**

    For the year ended December 31, 2025, 92% of investment banking fees were earned from five clients.

    At various times during the year, the Company's cash balances may exceed the FDIC insured limit. The Company has not experienced any losses.

6. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2025, the Company's net capital was $55,928, which exceeded the requirement by $50,928. The Company's ratio of aggregate indebtedness to net capital was 0.144 to 1.

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2025

7. **Segment Reporting**

    The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking services, merger & acquisition, financial consulting services and private placement advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see NOTE 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distribution to the Parent.

    The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (NOTE 2). The Company derived 92% of its revenues from five clients. The significant expenses of the segment are reported on the accompanying income statement of this report.

8. **Subsequent Events**

    The Company has evaluated events and transactions subsequent to December 31, 2025 through today, February 20, 2026 the date the financial statements were issued. There were no matters identified which required recording or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

Demeter Advisory Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2025

Net Capital		
Member's equity	$	60,105
Less: Non-allowable assets		
Prepaid expenses		4,177
Net Capital	$	55,928
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $8,056 or $5,000, whichever is greater		5,000
Excess Net Capital	$	50,928

Ratio of Aggregate Indebtedness to Net Capital:	0.144 to 1
$8,056 / $55,928	

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2025)

There were no material differences noted in the Company's net capital computation

included in this report and in the Company's Part IIA FOCUS filing at December 31, 2025.

Demeter Advisory Group, LLC
Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2025

The Company engages in merger and acquisition advisory services, and private placement of securities. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 but is not subject to the requirements as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

MERCURIUS

Review Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

We have reviewed management's statements, included in the accompanying Demeter Advisory Group, LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: mergers and acquisitions advisory services and private placements of securities. In addition, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India
Date: February 20, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India



SEA 15c3-3 Exemption Report

Demeter Advisory Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisition advisory services; (2) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Demeter Advisory Group, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeff Menashe

Title: Chief Executive Officer

Date: 02/13/2026